

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via E-mail</u>
Dr. Ivan Bergstein
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue
Sixth Floor
New York, NY 10022

> **Re:** **Stemline Therapeutics, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 14, 2012**
> **File No. 333-180515**

Dear Dr. Bergstein:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

FORM S-1

Note 6. Convertible Notes, page F-39

1. Please tell us and disclose how you accounted for the July 26, 2012
    amendment and how you will account for the November 14, 2012 amendment
    to your 2.45% Convertible Notes with NB Athyrium. Discuss whether you
    determined if either modification to the terms of the notes were material and
    how you accounted for or will account for the modifications. Refer to ASC
    470-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority,
    in declaring the filing effective, does not relieve the company from its full
    responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness
    as a defense in any proceeding initiated by the Commission or any person under
    the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

        You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-
3638 if you have questions regarding comments on the financial statements and related

Dr. Ivan Bergstein
Stemline Therapeutics, Inc.
November 20, 2012
Page 3

matters. Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

Via E-mail
cc: James T. Barrett, Esq.
        Matthew Gardella, Esq.
        Edward Wildman Palmer LLP
        111 Huntington Avenue
        Boston MA 02199